FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For August 2013

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc

(Registrant)

By:	/s/ Michiel Brandjes
Name: Michiel Brandjes
Title: Company Secretary

Date: August 1, 2013

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	2

2ND QUARTER 2013 UNAUDITED RESULTS

•

Royal Dutch Shell’s second quarter 2013 earnings, on a current cost of supplies (CCS) basis (see Note 1), were $2.4 billion compared with $6.0 billion in the same quarter a year ago. Second quarter 2013 earnings included an identified net charge of $2.2 billion after tax, mainly reflecting impairments (see page 8).

•

Second quarter 2013 CCS earnings excluding identified items (see page 8), were $4.6 billion and included a combined negative impact of $0.7 billion after tax related to the impact of the weakening Australian dollar on a deferred tax liability and the impact of the deteriorating operating environment in Nigeria. Compared to the second quarter 2012, CCS earnings excluding identified items were also impacted by higher operating expenses and depreciation as well as increased exploration well write-offs. Second quarter 2012 CCS earnings excluding identified items were $5.7 billion.

•	Basic CCS earnings per share excluding identified items decreased by 21% versus the same quarter a year ago.

•

Cash flow from operating activities for the second quarter 2013 was $12.4 billion, compared with $13.3 billion in the same quarter last year. Excluding working capital movements, cash flow from operating activities for the second quarter 2013 was $8.4 billion, compared with $9.5 billion in the second quarter 2012.

•	Capital investment for the second quarter 2013 was $11.3 billion. Net capital investment (see Note 1) for the quarter was $10.9 billion.

•

Total dividends distributed in the quarter were $2.8 billion, of which some $0.8 billion were settled under the Scrip Dividend Programme. During the second quarter some 56.2 million shares were bought back for cancellation for a consideration of $1.9 billion.

•	Gearing at the end of the second quarter 2013 was 10.3% (see Note 2).

•	A second quarter 2013 dividend has been announced of $0.45 per ordinary share and $0.90 per American Depositary Share (“ADS”), an increase of 5% compared with the second quarter 2012.

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Half year
Q2 2013	Q1 2013	Q2 2012[1]	%[2]		2013	2012[1]	%
1,737	8,176	4,083	-57	Income attributable to shareholders	9,913	12,820	-23
657	(225)	1,901		Current cost of supplies (CCS) adjustment for Downstream	432	841
2,394	7,951	5,984	-60	CCS earnings	10,345	13,661	-24
(2,206)	431	245		Less: Identified items[3]	(1,775)	625
4,600	7,520	5,739	-20	CCS earnings excluding identified items	12,120	13,036	-7
				Of which:
3,526	5,648	4,527		Upstream	9,174	10,797
1,168	1,848	1,296		Downstream	3,016	2,418
(94)	24	(84)		Corporate and Non-controlling interest	(70)	(179)
12,444	11,559	13,305	-6	Cash flow from operating activities	24,003	26,744	-10
0.38	1.26	0.96	-60	Basic CCS earnings per share ($)	1.64	2.19	-25
0.76	2.52	1.92		Basic CCS earnings per ADS ($)	3.28	4.38
0.73	1.19	0.92	-21	Basic CCS earnings per share excl. identified items ($)	1.92	2.09	-8
1.46	2.38	1.84		Basic CCS earnings per ADS excl. identified items ($)	3.84	4.18
0.45	0.45	0.43	+5	Dividend per share ($)	0.90	0.86	+5
0.90	0.90	0.86		Dividend per ADS ($)	1.80	1.72

[1]	Restated for accounting policy change (see Note 2)
[2]	Q2 on Q2 change
[3]	See page 8

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	3

Royal Dutch Shell Chief Executive Officer Peter Voser commented:

“Our cash flow pays for Shell’s dividends and investment in new projects to ensure affordable and reliable energy supplies for our customers, and to add value for our shareholders.”

Shell’s underlying CCS earnings were $4.6 billion for the quarter, a 21% decrease in CCS earnings per share from the second quarter of 2012.

“Higher costs, exploration charges, adverse currency exchange rate effects and challenges in Nigeria have hit our bottom line. These results were undermined by a number of factors – but they were clearly disappointing for Shell”, continued Voser.

Oil theft and disruptions to gas supplies in Nigeria are causing widespread environmental damage, and could cost the Nigerian government $12 billion in lost revenues per year. “We will play our part, but these are problems Shell cannot solve alone,” Voser said.

“We’ve made substantial improvements to our portfolio in the last few years. Today, Shell is rich with new investment opportunities and is capital constrained – the opposite position to where the company was in the middle of the last decade.”

“Shell is investing in new capacity worldwide, to generate profitable growth for shareholders. In the next 18 months we expect to see five major project start-ups, which should add over $4 billion to our 2015 cash flow1.

We’ve embedded rigorous portfolio management into Shell, to improve our capital efficiency and refresh the portfolio for growth. We have completed some $21 billion of divestments in the last three years and some $4 billion in the last 12 months alone, with more to come.

Shell is entering a new phase of more substantial portfolio change, which will lead to a higher rate of divestments in the coming years.

We have recently launched strategic portfolio reviews in both Nigeria onshore and North America resources plays, which will lead to further focus and divestments there, as we continue to shape the company for the future.

Our strategy is to deliver sustainable growth in cash generation through the business cycle, underpinning Shell’s competitive dividends and returns. We are not targeting oil and gas production volumes; rather we are focusing on financial performance.”

Voser concluded, “Shell’s sustained investment in new growth projects will drive our financial performance. Dividends are Shell’s main route for returning cash to shareholders and we have distributed more than $11 billion of dividends in the last 12 months. So far this year, we have repurchased more than $3 billion of shares, and we are on track for $4-5 billion of share buy-backs in 2013. This underlines our commitment to shareholder returns.”

[1]

Projects comprised of Mars B and Cardamom in deep-water Gulf of Mexico, Gumusut-Kakap in deep-water Malaysia, Kashagan Phase 1 in Kazakhstan and the completion of the acquisition of part of Repsol S.A.’s LNG portfolio. Cash flow from operations addition outlook assumes that the Brent oil price is $100 per barrel.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	4

SECOND QUARTER 2013 PORTFOLIO DEVELOPMENTS1

Upstream

In Abu Dhabi, Shell was selected by the Abu Dhabi National Oil Company to participate in a 30-year joint venture (Shell interest 40%) to develop the Bab sour gas reservoirs in the Emirate of Abu Dhabi. The two companies will now enter a period of commercial and technical work leading to the development of the Bab sour gas reservoir, potentially for 0.5 billion standard cubic feet per day (“scf/d”) of sales gas.

In Indonesia, Shell acquired an additional 5% interest in the Masela block in the Arafura Sea, increasing its interest to 35%. The Masela production-sharing contract (“PSC”) contains the Abadi gas discovery, for which a 2.5 million tonnes per annum (“mtpa”) floating LNG facility is in the front-end engineering and design (“FEED”) phase.

In Iraq, the Basrah Gas Company (“BGC”), a 25-year incorporated joint venture (Shell interest 44%), officially commenced operations. BGC captures associated gas that is currently being flared from three oil fields in southern Iraq. BGC will be dedicated to the rehabilitation and upgrade of current facilities as well as building new assets, which is expected to increase the production capacity from currently 0.4 billion scf/d to potentially 2 billion scf/d.

In Nigeria, Shell announced the final investment decisions for the Trans Niger Pipeline loop-line (“TNPL”) and the Gbaran-Ubie Phase Two projects (Shell interest 30%), both in the eastern Niger Delta. The TNPL project includes improvements as a result of which the pipeline will be better protected against crude oil theft and sabotage, and additional wells which are expected to add peak production of some 45 thousand barrels of oil per day (“b/d”). The Gbaran-Ubie Phase Two project consists of five gas supply and infrastructure projects, with an expected peak production of 215 thousand barrels of oil equivalent per day (“boe/d”), for continued gas supply to Nigeria LNG and the Gbaran-Ubie domestic power plant.

Shell also announced the intention of a strategic review, consultation with partners and the potential exit from interests it holds in some further onshore leases in the eastern part of the Niger Delta, subject to partner and regulatory approvals. The review could lead to divestment of some 80 to 100 thousand boe/d of Shell share production.

In the Philippines, Shell announced commencement of FEED for an LNG import facility in Batangas. The floating storage and regasification unit is expected to have an annual capacity of approximately 4 mtpa.

In the United States, Shell announced the final investment decision for the Stones deep-water project (Shell interest 100%) in the Gulf of Mexico. The first phase of development has an expected peak production of 50 thousand boe/d. The Stones field was discovered in 2005 in the Gulf of Mexico’s Lower Tertiary geologic trend.

In North American resources plays, a strategic review of Shell’s portfolio is underway, following recent acreage build and well results. This strategic review will lead to divestments and a refocusing of investment into fewer plays, with growth potential.

During the second quarter 2013, Shell announced the Vicksburg oil discovery (Shell interest 75%) in the deep-water Gulf of Mexico. This discovery adds to the nearby Appomattox discovery (Shell interest 80%). Shell also participated in the successful appraisal Zabazaba-4 (Shell interest 50%) offshore Nigeria.

As part of its global exploration programme Shell added new acreage positions during the second quarter 2013, including offshore positions in the Gulf of Mexico, the Norwegian Barents Sea, the Turkish Black Sea, and in the Australian Exmouth basin. Shell also expanded certain positions in the United Kingdom North Sea, and onshore Albania.

In July, Shell announced the final investment decision for the offshore BC-10 Phase 3 project (Shell interest 50%) in Brazil. The project will include the installation of subsea infrastructure at the Massa and Argonauta O-South fields. The project is expected to reach a peak production of 28 thousand boe/d. Shell also announced the final investment decision for a redevelopment at the offshore Bijupirá/Salema fields (Shell interest 80%), which is expected to boost production to a peak of 35 thousand boe/d.

[1]	See page 25 for first quarter 2013 portfolio developments.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	5

Downstream

In Poland, Shell completed the acquisition of Neste Oil Corporation’s network of 105 retail sites.

In July, Shell announced it will build a lubricant plant, a grease plant and other related facilities in Tuas, Singapore. When completed, the new plants will replace Shell’s Woodlands plants in Singapore.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	6

KEY FEATURES OF THE SECOND QUARTER 2013

•

Second quarter 2013 CCS earnings (see Note 1) were $2,394 million, 60% lower than for the same quarter a year ago. Second quarter 2013 earnings included an identified net charge of $2.2 billion after tax, mainly reflecting impairments (see page 8).

•

Second quarter 2013 CCS earnings excluding identified items (see page 8) were $4,600 million compared with $5,739 million in the second quarter 2012, a decrease of 20%. Second quarter 2013 CCS earnings excluding identified items were reduced by some $450 million due to the impact of the weakening Australian dollar on a deferred tax liability and by at least $250 million impact from the deteriorating operating environment in Nigeria. The combined impact of these items on earnings excluding identified items was $0.7 billion after tax for the second quarter 2013, compared to a $0.1 billion after tax impact in the second quarter 2012. Compared with the second quarter 2012, CCS earnings excluding identified items were also impacted by higher operating expenses and depreciation as well as increased exploration well write-offs.

•	Basic CCS earnings per share decreased by 60% versus the same quarter a year ago.

•	Basic CCS earnings per share excluding identified items decreased by 21% versus the same quarter a year ago.

•

Cash flow from operating activities for the second quarter 2013 was $12.4 billion, compared with $13.3 billion in the same quarter last year. Excluding working capital movements, cash flow from operating activities for the second quarter 2013 was $8.4 billion, compared with $9.5 billion in the same quarter last year.

•

Net capital investment (see Note 1) for the second quarter 2013 was $10.9 billion. Capital investment for the second quarter 2013 was $11.3 billion and divestment proceeds were $0.4 billion. Net capital investment for the full year 2013 is expected to be around $40 billion, including some $3 billion of non-cash items. These estimates also include the impact of the agreement to acquire part of Repsol’s LNG portfolio, as announced in February 2013.

•

Total dividends distributed in the second quarter 2013 were $2.8 billion of which $0.8 billion were settled by issuing some 23.6 million A shares under the Scrip Dividend Programme for the first quarter 2013.

•	Under our share buyback programme some 56.2 million B shares were bought back for cancellation during the second quarter 2013 for a consideration of $1.9 billion.

•	Return on average capital employed (see Note 9) on a reported income basis was 12.1% at the end of the second quarter 2013.

•	Gearing was 10.3% at the end of the second quarter 2013 versus 8.6% at the end of the second quarter 2012 (see Note 2).

•

Oil and gas production for the second quarter 2013 was 3,062 thousand boe/d, a decrease of 1% compared with the second quarter 2012. The deteriorating operating environment in Nigeria impacted production volumes by some 100 thousand boe/d in the second quarter 2013, and by 65 thousand boe/d compared to the second quarter 2012. Excluding the impact of the deteriorating operating environment in Nigeria, divestments and PSC price effects, second quarter 2013 production volumes were 2% higher than in the same period last year.

•	Equity LNG sales volumes of 4.68 million tonnes for the second quarter 2013 were 2% higher than in the same quarter a year ago.

•

Oil products sales volumes for the second quarter 2013 were 2% lower than in the second quarter 2012. Chemicals sales volumes in the second quarter 2013 decreased by 10% compared with the same quarter a year ago.

•

Comparative information in this Report has been restated following the adoption of revised IAS 19 Employee Benefits on January 1, 2013, with retrospective effect (see Note 2). Comparative information was not restated for other accounting policy changes (see Note 1) for which the impacts are not significant, including the adoption of IFRS 11 Joint Arrangements on January 1, 2013, which results in certain previously equity-accounted entities now in effect being proportionately consolidated.

•	Supplementary financial and operational disclosure for the second quarter 2013 is available at www.shell.com/investor.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	7

SUMMARY OF IDENTIFIED ITEMS

Earnings in the second quarter 2013 reflected the following items, which in aggregate amounted to a net charge of $2,206 million (compared with a net gain of $245 million in the second quarter 2012), as summarised in the table below:

•

Upstream earnings included a net charge of $1,845 million, including impairments of $2,071 million, predominantly related to liquids-rich shales properties in North America, reflecting the latest insights from exploration and appraisal drilling results and production information. This was partly offset by the net impact of fair value accounting of commodity derivatives and certain gas contracts of $69 million, divestment gains of $41 million and other items of $116 million, mainly comprised of the release of a tax provision related to prior years. Upstream earnings for the second quarter 2012 included a net gain of $181 million.

•

Downstream earnings included a net charge of $365 million, reflecting impairments of $331 million, predominantly related to businesses in Italy, redundancy and restructuring charges of $22 million and other items of $12 million. Downstream earnings for the second quarter 2012 included a net gain of $64 million.

•	Corporate results and Non-controlling interest included a net gain of $4 million. Earnings for the second quarter 2012 did not include any identified items.

SUMMARY OF IDENTIFIED ITEMS

Quarters			$ million	Half year
Q2 2013	Q1 2013[1]	Q2 2012		2013	2012
			Segment earnings impact of identified items:
(1,845)	173	181	Upstream	(1,672)	634
(365)	(160)	64	Downstream	(525)	262
4	418	—	Corporate and Non-controlling interest	422	(271)
(2,206)	431	245	Earnings impact	(1,775)	625

[1]	See page 26

These identified items are shown to provide additional insight into segment earnings and income attributable to shareholders. From the first quarter 2013 onwards, identified items include the full impact on Shell’s CCS earnings of the following items:

•	Divestment gains and losses

•	Impairments

•	Fair value accounting of commodity derivatives and certain gas contracts (see Note 8)

•	Redundancy and restructuring

Further items may be identified in addition to the above. Prior period comparatives have not been restated.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	8

EARNINGS BY BUSINESS SEGMENT

UPSTREAM

Quarters				$ million	Half year
Q2 2013	Q1 2013	Q2 2012%[2]			2013	2012	%
3,526	5,648	4,527	-22	Upstream earnings excluding identified items[1]	9,174	10,797	-15
1,681	5,821	4,708	-64	Upstream earnings[1]	7,502	11,431	-34
8,143	9,705	9,830	-17	Upstream cash flow from operating activities	17,848	18,618	-4
9,549	7,370	5,293	+80	Upstream net capital investment	16,919	9,065	+87
1,502	1,640	1,612	-7	Liquids production available for sale (thousand b/d)	1,570	1,647	-5
9,050	11,132	8,647	+5	Natural gas production available for sale (million scf/d)	10,085	9,745	+3
3,062	3,559	3,103	-1	Total production available for sale (thousand boe/d)	3,309	3,327	-1
4.68	5.15	4.57	+2	Equity LNG sales volumes (million tonnes)	9.83	9.74	+1

[1]	Second quarter 2012 and half year 2012 comparatives restated for accounting policy change (see Note 2)
[2]	Q2 on Q2 change

Second quarter Upstream earnings excluding identified items were $3,526 million compared with $4,527 million a year ago. Identified items were a net charge of $1,845 million, compared with a net gain of $181 million in the second quarter 2012 (see page 8).

Second quarter 2013 Upstream earnings excluding identified items were reduced by some $450 million due to the impact of the weakening Australian dollar on a deferred tax liability and by at least $250 million impact from the deteriorating security situation onshore Nigeria and blockade of Nigeria LNG. The combined impact of these items on the second quarter 2013 earnings was $0.7 billion after tax, compared to a $0.1 billion after tax impact in the second quarter 2012.

Compared with the second quarter 2012, earnings were also impacted by higher operating expenses, higher exploration expenses, increased depreciation and lower liquids realisations. Second quarter 2013 operating expenses included some $400 million of feasibility expenses for projects in the pre-final investment decision stage. Exploration expenses increased to $1,228 million due to exploration well write-offs of some $600 million in the second quarter 2013. Compared with the second quarter 2012, earnings benefitted from the ramp-up of Pearl GTL, a dividend from an LNG venture and higher gas realisations.

Upstream Americas excluding identified items incurred a loss, mainly as a result of higher exploration expenses and well write-offs, and increased operating expenses. Under current oil and gas price conditions, Upstream Americas is expected to remain in a loss position during at least the second half year 2013.

Global liquids realisations were 9% lower than for the second quarter 2012. In Canada, synthetic crude oil realisations were 10% higher than for the same period last year. Global natural gas realisations were 17% higher than for the same quarter a year ago, with a 90% increase in the Americas and a 12% increase outside the Americas.

Second quarter 2013 production was 3,062 thousand boe/d compared with 3,103 thousand boe/d a year ago. Liquids production decreased by 7% and natural gas production increased by 5% compared with the second quarter 2012. The deteriorating operating environment in Nigeria impacted production volumes by some 100 thousand boe/d in the second quarter 2013, and by 65 thousand boe/d compared to the second quarter 2012. Excluding the impact of the deteriorating operating environment in Nigeria, divestments and PSC price effects, second quarter 2013 production was 2% higher than for the same period last year.

New field start-ups and the continuing ramp-up of fields, in particular Pearl GTL in Qatar and Pluto LNG in Australia, contributed some 190 thousand boe/d to production for the second quarter 2013, which more than offset the impact of field declines.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	9

Equity LNG sales volumes of 4.68 million tonnes increased by 2% compared to the same quarter a year ago, reflecting the contribution from Pluto LNG, which was partly offset by lower volumes from Nigeria LNG. Shell share Nigeria LNG volumes were some 0.15 million tonnes lower due to reduced feedgas supply, as a result of the deteriorating security situation onshore, and due to a blockade of Nigeria LNG operations by the Nigerian Maritime Administration and Safety Agency.

Half year Upstream earnings excluding identified items were $9,174 million compared with $10,797 million in the first half year 2012. Identified items were a net charge of $1,672 million, compared with a net gain of $634 million in the first half year 2012 (see page 8).

Compared with the first half year 2012, Upstream earnings excluding identified items reflected higher operating expenses, lower liquids realisations, higher exploration expenses and well write-offs as well as increased depreciation. Earnings were also reduced by the impact of the weakening Australian dollar on a deferred tax liability and by the deteriorating operating environment in Nigeria. This was partly offset by the contribution of Pearl GTL, higher gas realisations and increased LNG trading contributions.

Global liquids realisations were 8% lower than for the first half year 2012. In Canada, synthetic crude oil realisations were in line with the same period last year. Global natural gas realisations were 11% higher than for the first half year 2012, with a 46% increase in the Americas and a 8% increase outside the Americas.

Half year 2013 production was 3,309 thousand boe/d compared with 3,327 thousand boe/d for the same period a year ago. Liquids production was down 5% and natural gas production increased by 3% compared with the first half year 2012. Production volumes were significantly impacted by the deteriorating operating environment in Nigeria. Excluding the impact of divestments, PSC price effects and the deteriorating operating environment in Nigeria, production volumes in the first half year of 2013 were 2% higher than in the same period last year.

Equity LNG sales volumes of 9.83 million tonnes were 1% higher than in the first half year 2012, reflecting the contribution from Pluto LNG, which was partly offset by lower volumes from Nigeria LNG due to reduced feedgas supply as a result of the deteriorating operating environment in Nigeria.

DOWNSTREAM

Quarters				$ million	Half year
Q2 2013	Q1 2013	Q2 2012%[2]			2013	2012	%
1,168	1,848	1,296	-10	Downstream CCS earnings excluding identified items[1]	3,016	2,418	+25
803	1,688	1,360	-41	Downstream CCS earnings[1]	2,491	2,680	-7
3,761	365	3,265	+15	Downstream cash flow from operating activities	4,126	6,473	-36
1,328	820	967	+37	Downstream net capital investment	2,148	1,753	+23
2,914	2,890	2,810	+4	Refinery processing intake (thousand b/d)	2,902	2,796	+4
6,212	6,004	6,321	-2	Oil products sales volumes (thousand b/d)	6,109	6,140	-1
4,211	4,143	4,671	-10	Chemicals sales volumes (thousand tonnes)	8,354	9,350	-11

[1]	Second quarter 2012 and half year 2012 comparatives restated for accounting policy change (see Note 2)
[2]	Q2 on Q2 change

Second quarter Downstream earnings excluding identified items were $1,168 million compared with $1,296 million for the second quarter 2012. Identified items were a net charge of $365 million, compared with a net gain of $64 million for the second quarter 2012 (see page 8).

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	10

Compared with the second quarter 2012, Downstream earnings excluding identified items benefited from increased contributions from marketing and trading, reflecting strong performance from these businesses, which was more than offset by lower realised refining margins. Realised refining margins reflected weak demand in Europe and the impact of the narrowing price differential between North American crude oil markers and the Brent crude oil marker on contributions from refineries in North America, partly offset by better refining margins in Asia. Contributions from Chemicals were lower as a result of the industry environment in Europe, as well as higher maintenance activity in North America and Europe, partly offset by Shell’s improved operating performance in Asia.

Oil products sales volumes decreased by 2% compared with the same period a year ago, mainly as a result of lower trading volumes, partly offset by the effect of an accounting policy change (see Note 1b).

Chemicals sales volumes decreased by 10% compared with the same quarter last year, mainly as a result of an accounting policy change (see Note 1b), as well as higher maintenance activity and contract expirations. Chemicals manufacturing plant availability decreased to 88% from 89% for the second quarter 2012, as a result of higher planned maintenance, partly offset by improved operating performance.

Refinery intake volumes were 4% higher compared with the same quarter last year, mainly as a result of an accounting policy change (see Note 1b). Refinery availability was 92%, in line with the second quarter 2012.

Half year Downstream earnings excluding identified items were $3,016 million compared with $2,418 million in the first half year 2012. Identified items were a net charge of $525 million, compared with a net gain of $262 million in the first half year 2012 (see page 8).

Compared with the first half year 2012, Downstream earnings excluding identified items reflected higher contributions from marketing and trading, and improved realised refining margins during the first quarter of 2013. This was partly offset by higher depreciation. Chemicals contributions were broadly similar to the first half year 2012.

Oil products sales volumes were broadly similar to the same period a year ago, reflecting lower marketing volumes, offset by higher trading volumes and the effect of an accounting policy change (see Note 1b).

Chemicals sales volumes decreased by 11% compared with the first half year 2012, mainly as a result of an accounting policy change (see Note 1b), as well as higher maintenance activity and contract expirations. Chemicals manufacturing plant availability decreased to 90% from 92% for the first half year 2012, as a result of higher planned maintenance, partly offset by improved operating performance.

Refinery intake volumes were 4% higher compared with the first half year 2012, mainly as a result of an accounting policy change (see Note 1b). Refinery availability decreased to 92% from 93% for the same period a year ago, as a result of higher planned maintenance.

CORPORATE AND NON-CONTROLLING INTEREST

Quarters			$ million	Half year
Q2 2013	Q1 2013	Q2 2012		2013	2012
(94)	24	(84)	Corporate and Non-controlling interest excl. identified items[1]	(70)	(179)
			Of which:
(77)	88	(36)	Corporate[1]	11	(66)
(17)	(64)	(48)	Non-controlling interest	(81)	(113)
(90)	442	(84)	Corporate and Non-controlling interest[1]	352	(450)

[1]	Second quarter 2012 and half year 2012 comparatives restated for accounting policy change (see Note 2)

Second quarter Corporate results and Non-controlling interest excluding identified items were a loss of $94 million, compared with a loss of $84 million in the same period last year. Identified items for the second quarter 2013 were a net gain of $4 million, whereas earnings for the second quarter 2012 did not include any identified items (see page 8).

Compared with the second quarter 2012, Corporate results excluding identified items mainly reflected lower tax credits and adverse currency exchange rate effects, partly offset by lower net interest expense.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	11

Half year Corporate results and Non-controlling interest excluding identified items were a loss of $70 million compared with a loss of $179 million in the first half year 2012. Identified items for first half year 2013 were a net gain of $422 million, compared with a net charge of $271 million in the first half year 2012 (see page 8).

Compared with the first half year 2012, Corporate results excluding identified items mainly reflected lower net interest expense and lower costs, partly offset by adverse currency exchange rate effects.

FORTHCOMING EVENTS

Third quarter 2013 results and third quarter 2013 dividend are scheduled to be announced on October 31, 2013.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	12

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters				$ million	Half year
Q2 2013	Q1 2013	Q2 2012[1]	%[2]		2013	2012[1]	%
112,669	112,810	117,068		Revenue	225,479	236,988
1,433	2,303	1,514		Share of profit of equity-accounted investments	3,736	4,454
246	401	1,304		Interest and other income	647	2,218
114,348	115,514	119,886		Total revenue and other income	229,862	243,660
88,901	86,603	95,041		Purchases	175,504	189,110
7,000	6,458	6,366		Production and manufacturing expenses	13,458	12,404
3,661	3,587	3,432		Selling, distribution and administrative expenses	7,248	7,091
305	294	287		Research and development	599	581
1,228	648	862		Exploration	1,876	1,224
7,502	4,225	3,503		Depreciation, depletion and amortisation	11,727	6,905
379	401	411		Interest expense	780	963
5,372	13,298	9,984	-46	Income before taxation	18,670	25,382	-26
3,631	5,072	5,896		Taxation	8,703	12,442
1,741	8,226	4,088	-57	Income for the period	9,967	12,940	-23
4	50	5		Income attributable to non-controlling interest	54	120
1,737	8,176	4,083	-57	Income attributable to Royal Dutch Shell plc shareholders	9,913	12,820	-23

[1]	Restated for accounting policy change (see Note 2)
[2]	Q2 on Q2 change

EARNINGS PER SHARE

Quarters			$	Half year
Q2 2013	Q1 2013	Q2 2012[1]		2013	2012[1]
0.28	1.30	0.66	Basic earnings per share	1.57	2.06
0.27	1.29	0.66	Diluted earnings per share	1.57	2.06

[1]	Restated for accounting policy change (see Note 2)

SHARES1

Quarters			Millions	Half year
Q2 2013	Q1 2013	Q2 2012		2013	2012
			Weighted average number of shares as the basis for:
6,313.7	6,308.9	6,265.9	Basic earnings per share	6,311.3	6,247.7
6,316.9	6,313.7	6,273.2	Diluted earnings per share	6,314.6	6,255.7
6,296.0	6,340.2	6,266.2	Shares outstanding at the end of the period	6,296.0	6,266.2

[1]	Royal Dutch Shell plc ordinary shares of €0.07 each

Notes 1 to 7 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	13

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Half year
Q2 2013	Q1 2013	Q2 2012[1]		2013	2012[1]
1,741	8,226	4,088	Income for the period	9,967	12,940
			Other comprehensive income:
			Items that may be reclassified to income in later periods:
(1,024)	(1,652)	(2,430)	- Currency translation differences	(2,676)	(805)
(71)	31	70	- Unrealised (losses)/gains on securities	(40)	(35)
142	13	567	- Cash flow hedging gains	155	117
(29)	(56)	39	- Share of other comprehensive (loss)/income of equity-accounted investments	(85)	(70)
(982)	(1,664)	(1,754)	Total	(2,646)	(793)
			Items that are not reclassified to income in later periods:
584	1,436	(12)	- Retirement benefits remeasurements	2,020	(41)
584	1,436	(12)	Total	2,020	(41)
(398)	(228)	(1,766)	Other comprehensive loss for the period	(626)	(834)
1,343	7,998	2,322	Comprehensive income for the period	9,341	12,106
(22)	25	(36)	Comprehensive (loss)/income attributable to non-controlling interest	3	122
1,365	7,973	2,358	Comprehensive income attributable to Royal Dutch Shell plc shareholders	9,338	11,984

[1]	Restated for accounting policy change (see Note 2)

Notes 1 to 7 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	14

CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	June 30, 2013	Mar 31, 2013	Dec 31, 2012[1]
Assets
Non-current assets:
Intangible assets	4,384	4,456	4,470
Property, plant and equipment	180,863	180,244	172,293
Equity-accounted investments	33,715	34,478	38,350
Investments in securities	4,809	4,878	4,867
Deferred tax	5,097	4,641	4,288
Retirement benefits	3,649	3,502	2,301
Trade and other receivables	9,115	9,052	8,991
	241,632	241,251	235,560
Current assets:
Inventories	29,024	31,531	30,781
Trade and other receivables	62,312	66,598	65,403
Cash and cash equivalents	12,540	17,614	18,550
	103,876	115,743	114,734
Total assets	345,508	356,994	350,294
Liabilities
Non-current liabilities:
Debt	28,017	27,329	29,921
Trade and other payables	4,094	4,170	4,175
Deferred tax	11,950	11,490	10,312
Retirement benefits	14,048	15,091	15,290
Decommissioning and other provisions	17,909	18,054	17,435
	76,018	76,134	77,133
Current liabilities:
Debt	4,954	8,461	7,833
Trade and other payables	70,922	73,301	72,839
Taxes payable	12,031	14,386	12,684
Retirement benefits	383	376	402
Decommissioning and other provisions	2,979	3,097	3,221
	91,269	99,621	96,979
Total liabilities	167,287	175,755	174,112
Equity attributable to Royal Dutch Shell plc shareholders	176,867	179,806	174,749
Non-controlling interest	1,354	1,433	1,433
Total equity	178,221	181,239	176,182
Total liabilities and equity	345,508	356,994	350,294

[1]	Restated for accounting policy change (see Note 2)

Notes 1 to 7 are an integral part of these Condensed Consolidated Interim Financial Statements

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	15

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2013[1]	542	(2,287)	(3,752)	180,246	174,749	1,433	176,182
Comprehensive income for the period	—	—	(575)	9,913	9,338	3	9,341
Capital contributions from, and other changes in, non-controlling interest	—	—	—	—	—	(2)	(2)
Dividends paid	—	—	—	(5,598)	(5,598)	(80)	(5,678)
Scrip dividends[2]	4	—	(4)	1,647	1,647	—	1,647
Repurchases of shares[3]	(6)	—	6	(3,077)	(3,077)	—	(3,077)
Shares held in trust: net sales/(purchases) and dividends received	—	559	—	59	618	—	618
Share-based compensation	—	—	(430)	(380)	(810)	—	(810)
At June 30, 2013	540	(1,728)	(4,755)	182,810	176,867	1,354	178,221
At January 1, 2012[1]	536	(2,990)	(1,961)	162,895	158,480	1,486	159,966
Comprehensive income for the period[1]	—	—	(836)	12,820	11,984	122	12,106
Capital contributions from, and other changes in, non-controlling interest	—	—	—	37	37	(67)	(30)
Dividends paid	—	—	—	(5,430)	(5,430)	(102)	(5,532)
Scrip dividends[2]	4	—	(4)	1,647	1,647	—	1,647
Repurchases of shares[3]	(2)	—	2	(1,584)	(1,584)	—	(1,584)
Shares held in trust: net sales/(purchases) and dividends received	—	858	—	78	936	—	936
Share-based compensation	—	—	43	(401)	(358)	—	(358)
At June 30, 2012[1]	538	(2,132)	(2,756)	170,062	165,712	1,439	167,151

[1]	Restated for accounting policy change (see Note 2)
[2]

Under the Scrip Dividend Programme some 49.2 million A shares, equivalent to $1.6 billion, were issued during the first half year 2013 and some 47.3 million A shares, equivalent to $1.6 billion, were issued during the first half year 2012.

[3]	Includes shares committed to repurchase and repurchases subject to settlement at the end of the quarter

Notes 1 to 7 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	16

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Half year
Q2 2013	Q1 2013	Q2 2012[1]		2013	2012[1]
			Cash flow from operating activities
1,741	8,226	4,088	Income for the period	9,967	12,940
			Adjustment for:
4,048	4,892	5,892	- Current taxation	8,940	11,371
301	357	358	- Interest expense (net)	658	857
7,502	4,225	3,503	- Depreciation, depletion and amortisation	11,727	6,905
(44)	(213)	(1,193)	- Net gains on sale of assets	(257)	(1,717)
4,085	34	3,836	- Decrease in working capital	4,119	4,606
(1,433)	(2,303)	(1,514)	- Share of profit of equity-accounted investments	(3,736)	(4,454)
2,703	1,242	2,799	- Dividends received from equity-accounted investments	3,945	5,381
(845)	(11)	(90)	- Deferred taxation, retirement benefits, decommissioning and other provisions	(856)	863
784	27	261	- Other	811	(147)
18,842	16,476	17,940	Net cash from operating activities (pre-tax)	35,318	36,605
(6,398)	(4,917)	(4,635)	Taxation paid	(11,315)	(9,861)
12,444	11,559	13,305	Net cash from operating activities	24,003	26,744
			Cash flow from investing activities
(8,987)	(7,862)	(7,033)	Capital expenditure	(16,849)	(13,489)
(291)	(372)	(724)	Investments in equity-accounted investments	(663)	(2,022)
319	382	1,675	Proceeds from sales of assets	701	4,047
63	154	170	Proceeds from sales of equity-accounted investments	217	227
(347)	20	10	(Purchases)/proceeds from other investments (net)	(327)	(30)
71	36	45	Interest received	107	93
(9,172)	(7,642)	(5,857)	Net cash used in investing activities	(16,814)	(11,174)
			Cash flow from financing activities
(370)	133	248	Net (decrease)/increase in debt with maturity period within three months	(237)	(205)
198	180	134	Other debt: New borrowings	378	744
(3,556)	(2,185)	(1,533)	Repayments	(5,741)	(4,500)
(176)	(158)	(339)	Interest paid	(334)	(793)
8	(7)	(2)	Change in non-controlling interest	1	8
			Cash dividends paid to:
(2,043)	(1,908)	(2,112)	- Royal Dutch Shell plc shareholders	(3,951)	(3,783)
(59)	(21)	(78)	- Non-controlling interest	(80)	(102)
(1,934)	(545)	(890)	Repurchases of shares	(2,479)	(890)
(432)	(10)	(103)	Shares held in trust: net (purchases)/sales and dividends received	(442)	102
(8,364)	(4,521)	(4,675)	Net cash used in financing activities	(12,885)	(9,419)
18	(332)	(515)	Currency translation differences relating to cash and cash equivalents	(314)	(161)
(5,074)	(936)	2,258	(Decrease)/increase in cash and cash equivalents	(6,010)	5,990
17,614	18,550	15,024	Cash and cash equivalents at beginning of period	18,550	11,292
12,540	17,614	17,282	Cash and cash equivalents at end of period	12,540	17,282

[1]	Restated for accounting policy change (see Note 2)

Notes 1 to 7 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	17

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc and its subsidiaries (collectively known as Shell) have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union and as issued by the International Accounting Standards Board and on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2012 (pages 103 to 108) as filed with the U.S. Securities and Exchange Commission, except as described below:

a)	Revised IAS 19 Employee Benefits was adopted on January 1, 2013, with retrospective effect (see Note 2).

b)	IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements and revised standards IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures were adopted on January 1, 2013. The standards reinforce the principles for determining when an investor controls another entity and in certain cases amend the accounting for arrangements where an investor has joint control. The impact of the changes on the accounting for Shell’s interests is not significant, hence comparative information was not restated; the major investments affected are listed in Note 7.

c)	IFRS 13 Fair Value Measurement was adopted on January 1, 2013, with prospective effect. The standard affects nearly all instances where assets and liabilities are currently recognised at fair value, primarily by refining the measurement concept to represent an asset or liability’s exit value. The standard also introduces certain additional considerations to the measurement process and additional disclosures have been provided where considered material (see Note 6). The impact of the changes for Shell is not significant.

The Directors consider that, taking into account Shell’s assets and income, Shell has adequate resources to continue in operational existence for the foreseeable future. For this reason the Directors adopt the going concern basis for the financial statements contained in this Report.

The financial information presented in the Interim Statements does not constitute statutory accounts within the meanings of section 434(3) of the Companies Act 2006. Statutory accounts for the year ended December 31, 2012 were published in Shell’s Annual Report and a copy delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or (3) of the Companies Act 2006.

The Interim Statements are unaudited.

Segment information

Segment earnings (see Note 3) are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts.

Net capital investment (see Note 10) is defined as capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from disposals (excluding those in the Corporate segment relating to other investments); exploration expense excluding exploration wells written off; investments in equity-accounted investments; and leases and other items.

CCS earnings and net capital investment information are the dominant measures used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	18

2.	Accounting for defined benefit plans

Revised IAS 19 Employee Benefits (IAS 19R) was adopted on January 1, 2013, with retrospective effect; comparative information is therefore restated.

The revised standard requires immediate recognition of actuarial gains and losses and return on assets arising in connection with defined benefit plans through other comprehensive income (see page 14). Previously, Shell applied the corridor method of accounting under which amounts falling inside the corridor remained unrecognised, while amounts falling outside it were recognised (amortised) in income over a number of years. For the periods presented in this Report, the elimination of this amortisation is approximately offset by lower interest income being recognised in income under the IAS 19R “net interest” approach. Under this approach, interest income from defined benefit plan assets is determined based on the same discount rate as applied to measure plan obligations, rather than on an expected rate of return reflecting the plan’s investment portfolio.

The following table sets out the impact of the change on relevant lines in the Condensed Consolidated Balance Sheet, on gearing, and on the return on capital employed (ROACE, see Note 9) for the twelve months ending at the respective balance sheet date.

$ million	Dec 31, 2012			June 30, 2012
	As previously stated	Effect of accounting policy change	Restated	As previously stated	Effect of accounting policy change	Restated
Non-current assets
Deferred tax	4,045	243	4,288	4,141	183	4,324
Retirement benefits	12,575	(10,274)	2,301	11,542	(7,966)	3,576
Non-current liabilities
Deferred tax	15,590	(5,278)	10,312	15,626	(4,468)	11,158
Retirement benefits	6,298	8,992	15,290	6,026	7,610	13,636
Total equity
Other reserves	10,021	(13,773)	(3,752)	8,115	(10,871)	(2,756)
Retained earnings	180,218	28	180,246	170,116	(54)	170,062
Gearing[1]	9.2%	0.6%	9.8%	8.1%	0.5%	8.6%
ROACE	12.7%	0.9%	13.6%	12.9%	0.6%	13.5%

[1]	Net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity)

The effect of the accounting policy change at January 1, 2012 was to reduce Accumulated other comprehensive income (within Other reserves) by $10,945 million, Retained earnings by $92 million and Total equity by $11,037 million.

Income for the second quarter 2012 increased by $20 million, solely impacting the Upstream segment. Basic and diluted earnings per share for the second quarter 2012 increased by $0.01. There was no impact on net cash from operating activities.

Income for the first half year 2012 increased by $38 million of which Upstream segment earnings increased by $37 million and Downstream segment earnings increased by $1 million. Basic and diluted earnings per share for the first half year 2012 increased by $0.01. There was no impact on net cash from operating activities.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	19

3.	Information by business segment

Quarters		$ million	Half year
Q2 2013	Q2 2012[1]		2013	2012[1]
		Third-party revenue
12,085	10,048	Upstream	24,461	22,038
100,534	107,007	Downstream	200,943	214,925
50	13	Corporate	75	25
112,669	117,068	Total third-party revenue	225,479	236,988
		Inter-segment revenue
10,353	12,548	Upstream	22,495	25,999
158	171	Downstream	401	383
—	—	Corporate	—	—
		Segment earnings
1,681	4,708	Upstream[2]	7,502	11,431
803	1,360	Downstream	2,491	2,680
(73)	(36)	Corporate	418	(300)
2,411	6,032	Total segment earnings	10,411	13,811

[1]	Restated for accounting policy change (see Note 2)
[2]	Second quarter 2013 Upstream earnings included an impairment charge of $2,071 million after taxation ($3,267 million before taxation)

Quarters		$ million	Half year
Q2 2013	Q2 2012[1]		2013	2012[1]
2,411	6,032	Total segment earnings	10,411	13,811
		Current cost of supplies adjustment:
(794)	(2,165)	Purchases	(681)	(970)
218	585	Taxation	190	243
(94)	(364)	Share of profit of equity-accounted investments	47	(144)
1,741	4,088	Income for the period	9,967	12,940

[1]	Restated for accounting policy change (see Note 2)

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	20

4.	Share capital

Issued and fully paid

	Ordinary shares of €0.07 each		Sterling deferred shares of £1 each
Number of shares	A	B
At January 1, 2013	3,772,388,687	2,617,715,189	50,000
Scrip dividends	49,223,025	—	—
Repurchases of shares	—	(72,247,018)	—
At June 30, 2013	3,821,611,712	2,545,468,171	50,000

Nominal value

	Ordinary shares
$ million	A	B	Total
At January 1, 2013	321	221	542
Scrip dividends	4	—	4
Repurchases of shares	—	(6)	(6)
At June 30, 2013	325	215	540

The total nominal value of sterling deferred shares is less than $1 million.

At Royal Dutch Shell plc’s Annual General Meeting on May 21, 2013, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for or to convert any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €148 million (representing approximately 2,114 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 21, 2014 and the end of the Annual General Meeting to be held in 2014, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

5.	Other reserves

$ million	Merger reserve[1]	Share premium reserve[1]	Capital redemption reserve[2]	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2013[3]	3,423	154	63	2,028	(9,420)	(3,752)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(575)	(575)
Scrip dividends	(4)	—	—	—	—	(4)
Repurchases of shares	—	—	6	—	—	6
Share-based compensation	—	—	—	(430)	—	(430)
At June 30, 2013	3,419	154	69	1,598	(9,995)	(4,755)
At January 1, 2012[3]	3,432	154	60	1,571	(7,178)	(1,961)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders[3]	—	—	—	—	(836)	(836)
Scrip dividends	(4)	—	—	—	—	(4)
Repurchases of shares	—	—	2	—	—	2
Share-based compensation	—	—	—	43	—	43
At June 30, 2012[3]	3,428	154	62	1,614	(8,014)	(2,756)

[1]

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, plc, now The Shell Transport and Trading Company Limited, in 2005.

[2]	The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.
[3]	Restated for accounting policy change (see Note 2)

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	21

6.	Derivative contracts

The table below provides the carrying amounts of derivatives contracts held, disclosed in accordance with IFRS 13 Fair Value Measurement (see Note 1c).

$ million	June 30, 2013	March 31, 2013	Dec 31, 2012
Included within:
Trade and other receivables – non-current	1,337	1,426	1,881
Trade and other receivables – current	8,174	8,443	9,192
Trade and other payables – non-current	583	609	658
Trade and other payables – current	7,834	8,530	9,145

7.	Major investments in joint ventures and associates

Of the major investments in joint ventures and associates listed in the Annual Report and Form 20-F for the year ended December 31, 2012 (page 117), Aera, Deer Park and Saudi Aramco Shell Refinery have been assessed as joint operations under IFRS 11 Joint Arrangements (see Note 1b) and are no longer accounted for using the equity method as from January 1, 2013.

8.	Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products, and also enters into derivative contracts to mitigate resulting economic exposures (generally price exposure). Derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in this Report.

9.	Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt. The tax rate is derived from calculations at the published segment level.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	22

10.	Liquidity and capital resources

Second quarter net cash from operating activities was $12.4 billion compared with $13.3 billion for the same period last year.

Total current and non-current debt decreased to $33.0 billion at June 30, 2013 from $35.8 billion at March 31, 2013 while cash and cash equivalents decreased to $12.5 billion at June 30, 2013, from $17.6 billion at March 31, 2013. No new debt was issued under the US shelf registration or under the euro medium-term note programme during the second quarter 2013.

Net capital investment in the second quarter 2013 was $10.9 billion, of which $9.5 billion was in Upstream, $1.3 billion in Downstream and $0.1 billion in Corporate. Net capital investment in the same period of 2012 was $6.3 billion, of which $5.3 billion was in Upstream and $1.0 billion in Downstream.

Dividends of $0.45 per share are announced on August 1, 2013 in respect of the second quarter. These dividends are payable on September 26, 2013. In the case of the B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2012 for additional information on the dividend access mechanism.

Under the Scrip Dividend Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends. Only new A shares will be issued under the Programme, including to shareholders who currently hold B shares.

Half year net cash from operating activities was $24.0 billion compared with $26.7 billion for the same period last year.

Total current and non-current debt decreased to $33.0 billion at June 30, 2013 from $37.8 billion at December 31, 2012 while cash and cash equivalents decreased to $12.5 billion at June 30, 2013, from $18.6 billion at December 31, 2012. No new debt was issued under the US shelf registration or under the euro medium-term note programme during the first half 2013.

Net capital investment in the first half 2013 was $19.1 billion, of which $16.9 billion was in Upstream, $2.1 billion in Downstream and $0.1 billion in Corporate. Net capital investment in the same period of 2012 was $10.9 billion, of which $9.1 billion was in Upstream and $1.8 billion in Downstream.

11.	Section 13(r) of the US Securities and Exchange Act of 1934 Disclosure.

In accordance with our General Business Principles and Code of Conduct, Shell seeks to comply with all applicable international trade laws including applicable sanctions and embargoes. The activities listed below have been conducted outside the United States by non-US Shell subsidiaries. For the disclosure below, amounts have been converted into US dollars at the average or spot exchange rate, as appropriate. We do not believe that any of the transactions or activities listed below violated US sanctions.

After further review in the second quarter 2013, Shell has identified certain retail credit card transactions with the Embassy of the Islamic Republic of Iran in Malaysia that were not included in Shell’s Annual Report and Form 20-F for the year ended December 31, 2012. These transactions were for retail services which generated a gross revenue of $15,908 and a net profit of $556 in 2012. Shell terminated the related contract with effect from July 18, 2013.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	23

PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties affecting Shell are described in the Risk Factors section of the Annual Report and Form 20-F for the year ended December 31, 2012 (pages 13 to 15) and are summarised below. Other than the deteriorating operating environment in Nigeria, there are no material changes in those Risk Factors for the remaining 6 months of the financial year.

•	We are exposed to fluctuating prices of crude oil, natural gas, oil products and chemicals.

•	Our ability to achieve strategic objectives depends on how we react to competitive forces.

•	As our business model involves trading and treasury risks, we are affected by the global macroeconomic environment as well as financial and commodity market conditions.

•	Our future hydrocarbon production depends on the delivery of large and complex projects, as well as on our ability to replace proved oil and gas reserves.

•	An erosion of our business reputation would have a negative impact on our brand, our ability to secure new resources and our licence to operate.

•	Our future performance depends on the successful development and deployment of new technologies.

•	Rising climate change concerns could lead to additional regulatory measures that may result in project delays and higher costs.

•	The nature of our operations exposes us to a wide range of health, safety, security and environment risks.

•	Shell mainly self-insures its risk exposures.

•

During the first half year 2013 the operating environment in Nigeria deteriorated substantially. An erosion of the business and operating environment in Nigeria is expected to adversely impact Shell’s earnings and cash flow from operations.

•

We operate in more than 70 countries, with differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to laws and regulations. In addition, Shell subsidiaries and equity-accounted investments face the risk of litigation and disputes worldwide.

•	Our operations expose us to social instability, terrorism, acts of war, piracy and government sanctions that could have an adverse impact on our business.

•	We rely heavily on information technology systems for our operations.

•	We have substantial pension commitments, whose funding is subject to capital market risks.

•	The estimation of proved oil and gas reserves involves subjective judgements based on available information and the application of complex rules, so subsequent downward adjustments are possible.

•	Many of our major projects and operations are conducted in joint ventures or associates. This may reduce our degree of control, as well as our ability to identify and manage risks.

•	Violations of antitrust and competition law carry fines and expose us or our employees to criminal sanctions and civil suits.

•	Shell is currently subject to a Deferred Prosecution Agreement with the U.S. Department of Justice for violations of the Foreign Corrupt Practices Act.

•	The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This might limit shareholder remedies.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	24

FIRST QUARTER 2013 PORTFOLIO DEVELOPMENTS

Upstream

In Canada, the first debottlenecking project for the Athabasca Oil Sands Project (Shell interest 60%) was completed. The project is expected to add some 10 thousand barrels per day (“b/d”) of capacity.

In Nigeria, Shell took the final investment decision for the development of the deep-water project Erha North Phase 2 (Shell interest 44%), part of oil mining lease 133, located over 100 kilometres off the Nigerian coast. The project is expected to produce some 60 thousand barrels of oil equivalent per day (“boe/d”) of mainly oil at peak production and improve utilisation of the existing Erha floating production, storage and offloading (“FPSO”) vessel.

In Oman, the Amal Steam enhanced oil recovery project (Shell interest 34%) was brought on stream. The project is expected to ramp up over a number of years and produce some 20 thousand b/d of oil at peak production.

Shell entered into an agreement to acquire part of Repsol S.A.’s LNG portfolio outside of North America, including supply positions in Peru and Trinidad & Tobago, for a cash consideration of $4.4 billion. Under the terms of the agreement, Shell will assume finance lease obligations of the businesses acquired, predominantly reflecting leases for LNG ship charters, provisionally estimated at $1.8 billion. The acquisition is expected to add some 7.2 million tonnes per annum (“mtpa”) of LNG volumes through long-term offtake agreements, including 4.2 mtpa of equity LNG plant capacity. The transaction, which has an effective date of October 1, 2012, is expected to close in the second half of 2013 or early 2014, subject to regulatory approvals and other conditions precedent.

In the United Kingdom, Shell completed the acquisition of an additional 5.9% interest in the offshore Schiehallion field, increasing Shell’s interest to 55%. Shell also completed the acquisition of additional interests in the Beryl area fields and SAGE infrastructure, lifting Shell’s production in the Beryl area fields from 9 thousand boe/d to 20 thousand boe/d. Further investment in Schiehallion and Beryl is expected to extend the production life of the fields.

In the United States, Shell and Kinder Morgan affiliates announced their intent to form a company to develop a natural gas liquefaction plant in two phases at the existing Elba Island LNG terminal to export LNG. The total project is expected to have a liquefaction capacity of approximately 2.5 mtpa. Shell will own 49% of the entity and subscribe to 100% of the liquefaction capacity. The agreement is subject to corporate and regulatory approvals.

In North America, Shell took the final investment decision for two 0.25 mtpa natural gas liquefaction units (Shell interest 100%) in Louisiana, United States and Ontario, Canada. These units will form the basis of two new LNG transport corridors in the Gulf Coast and Great Lakes regions, fuelling marine vessels and heavy-duty trucking fleets.

Upstream divestment proceeds totalled some $0.4 billion for the first quarter 2013 and included proceeds from the divestment of a 5% interest in the Prelude floating LNG project to CPC Corporation as announced in 2012, reducing Shell’s interest in the project to 67.5%.

During the first quarter 2013, Shell participated in the Kentish Knock South-1 gas discovery (Shell interest 50%) offshore Western Australia. As part of its global exploration programme Shell added new acreage positions during the first quarter 2013, including liquids-rich acreage positions in Canada, offshore positions in Norway and the United Kingdom North Sea, along with successful bidding results in the Gulf of Mexico, United States. Shell also signed a production sharing contract (“PSC”) for tight gas in the Yuzivska area in the Ukraine and, in China, Shell received government approval for the tight gas PSC for the Fushun-Yongchuan block in the Sichuan basin.

Downstream

In Singapore, Shell announced the final investment decisions for additional capacity at its Jurong Island petrochemicals facility. The investments (Shell interest 100%) are expected to add 140 thousand tonnes per annum (“tpa”) of high-purity ethylene oxide capacity, 140 thousand tpa of ethoxylation capacity and more than 100 thousand tpa of polyols capacity.

Downstream divestment proceeds totalled some $0.1 billion for the first quarter 2013 and included proceeds from the divestment of Shell’s interest in a pipeline business in the United States, Shell’s LPG business in Vietnam and the majority of Shell’s shareholding in its downstream business in Uganda.

In April, Shell announced that its 120 thousand b/d Geelong refinery in Australia is for sale and that it is considering the sale of selected downstream marketing businesses in Italy.

Also in April, Shell finalised an agreement with TravelCenters of America in the United States to develop a nationwide network of LNG fuelling centres for heavy-duty road transport customers at up to 100 existing sites.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	25

FIRST QUARTER 2013 SUMMARY OF IDENTIFIED ITEMS

Earnings for the first quarter 2013 reflected the following items, which in aggregate amounted to a net gain of $431 million, as summarised in the table on page 8. Earnings for the first quarter 2012 included a net gain of $380 million.

•

Upstream earnings included a net gain of $173 million, mainly reflecting the revaluation of a deferred tax asset of $199 million and net divestment gains of $107 million, both predominantly related to Australia, partly offset by the net impact of fair value accounting of commodity derivatives and certain gas contracts of $103 million. Earnings for the first quarter 2012 included a net gain of $453 million.

•

Downstream earnings included a net charge of $160 million, mainly reflecting impairments of $155 million, predominantly in Australia, and the net impact of fair value accounting of commodity derivatives of $30 million, partly offset by net divestment gains of $24 million. Earnings for the first quarter 2012 included a net gain of $198 million.

•

Corporate and Non-controlling interest earnings included a net gain of $418 million, mainly reflecting a tax credit of $407 million related to prior years. Earnings for the first quarter 2012 included a net charge of $271 million.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	26

RESPONSIBILITY STATEMENT

It is confirmed that to the best of our knowledge: (a) the Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union; (b) the interim management report includes a fair review of the information required by Disclosure and Transparency Rule (DTR) 4.2.7R (indication of important events during the first six months of the financial year, and their impact on the Condensed Consolidated Interim Financial Statements, and description of principal risks and uncertainties for the remaining six months of the financial year); and (c) the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties transactions and changes thereto).

The Directors of Royal Dutch Shell plc are as shown on pages 52-54 in the Annual Report and Form 20-F for the year ended December 31, 2012 except that Christine Morin-Postel and Jeroen van der Veer stepped down as Directors on May 21, 2013.

On behalf of the Board

Peter Voser	Simon Henry
Chief Executive Officer	Chief Financial Officer

August 1, 2013	August 1, 2013

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	27

INDEPENDENT REVIEW REPORT TO ROYAL DUTCH SHELL PLC

Introduction

We have been engaged by the company to review the Condensed Consolidated Interim Financial Statements in the half-yearly financial report for the six months ended June 30, 2013, which comprise the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Condensed Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Condensed Consolidated Statement of Cash Flows and related Notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the Condensed Consolidated Interim Financial Statements.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

The annual financial statements of Shell are prepared in accordance with IFRSs as adopted by the European Union. The Condensed Consolidated Interim Financial Statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ’Interim Financial Reporting‘, as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the Condensed Consolidated Interim Financial Statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Conduct Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the Condensed Consolidated Interim Financial Statements in the half-yearly financial report for the six months ended June 30, 2013, are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

PricewaterhouseCoopers LLP

Chartered Accountants

London

August 1, 2013

a)	The maintenance and integrity of the Royal Dutch Shell plc website (www.shell.com) are the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Condensed Consolidated Interim Financial Statements since they were initially presented on the website.

b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	28

CAUTIONARY STATEMENT

All amounts shown throughout this Report are unaudited.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. In this document, joint ventures and associates may also be referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 23% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2012 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this document and should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, August 1, 2013. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

We may have used certain terms, such as resources, in this document that United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

August 1, 2013

Contacts:

-	Investor Relations: International + 31 (0) 70 377 4540; North America +1 713 241 1042

-	Media: International +44 (0) 207 934 5550; USA +1 713 241 4544

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report	29